July 27, 2015

Via EDGAR Filing:

Mr. Larry Spirgel,
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:          Quadrant 4 System Corporation
Form 10-K for Fiscal Year Ended December 31, 2010; Filed May 19, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011; Filed August 17, 2011
File No. 033-42498

Dear Mr. Spirgel:

We are in receipt of your letter dated January 10. 2012, addressed to Mr. Dhru Desai, Chief Financial Officer of the registrant. Your letter sets forth a number of comments of the Securities and Exchange Commission with respect to the above-referenced filings. Set forth below are our responses to such comments. To aid in your review, each of the responses follows a copy of the subject comment.

Please note that although a formal letter was not previously filed with the SEC in response to these comments, we attempted to reconcile most, if not all of the points in our subsequent filings so that the compliant information would be furnished to our shareholders and the investment community.  We believe that our subsequent filings include the requested corrections and therefore respectfully believe that many of these comments may no longer be relevant and that, since we have  worked diligently to address these comments and deficiencies in subsequent filings, the Company respectfully requests that certain, if not all, of these comments be considered as answered.

Form 10-K for the Fiscal Year Ended December 31, 2010
Business, page 3
Principal Business, page 3

1. Describe fully the material acquisitions referenced here, disclosed under Note 3 and which you have subsequently completed, including the important terms of the acquisition agreements.  See Regulation SK Item 101(h)(3).  We note that you have materially altered your business via acquisition and intend to further supplement your business through additional business combinations.

Response:

As disclosed in Note 3 to the Form 10-K for year ended 12/31/10, the Company completed 3 acquisitions from one seller.  The Company acquired VSG Acquisition, Inc. (VSG), RMI Acquisition, Inc. (RMI) and ISS Acquisition, Inc. (ISS) from StoneGate Holdings, Inc., a previously unaffiliated entity which had acquired these properties from unaffiliated sellers including Bank of America (the lender selling under Article 9 from a defaulting borrower for two businesses acquired by VSG) and Resource Mine and Integrated Software Solutions.  StoneGate Holdings essentially flipped the properties it had acquired shortly before (including just contractual rights to acquire assets of Integrated Software Solutions) but, because it received stock, then became a major shareholder and remains an affiliate, a status which it did not have prior to the acquisitions.

Because StoneGate “flipped” its ownership, the valuations of prior owners and operators were used.  In each instance, StoneGate set up a new entity to acquire the business and sold all three entities, VSG, RMI and ISS to the Company, the result of which was that the Company owned the four underlying businesses through its ownership of these three acquisition vehicles.  The underlying businesses which were acquired by StoneGate and “flipped” to the Company were known as Cornerstone Information Systems, Orionsoft, Resource Mine and Integrated Software Solutions.  The prices paid and valuations were set forth in Note 3 to the Form 10-K for year ended 12/31/10.  The significance of size and nature were described as intended to comply with the requirement of Regulation S-K Item 101(h)(3).

2. Materials disseminated at the September 13, 2011 Rodman & Renshaw Annual Global Investment Conference suggest that you may depend on one or a few select customers for a significant portion of your revenues.  If so, please disclose that dependence and supplement your risk factor disclosure as necessary.  See Regulation S-K Item 101(h)(4)(vi).

Response:

The materials were prospective in nature and indicate that, in the market sector in which the Company competes, contracts are with larger corporations and tend to be larger in nature.  Because of competitive forces within this market segment, a company may succeed with a “handful” of larger contracts from a “handful of major corporations and the materials made mention of this possibility.  The Company has disclosed risks associated with “larger projects” in its periodic filings.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations, page 18
Cautionary Statement Regarding Forward-Looking Information, page 18

3. Please refrain from referencing the safe harbor provided by the Private Securities Litigation Reform Act of 1995 as this protection does not apply to you because your common stock is considered a penny stock.

Response:

We acknowledge the limitation on the “safe harbor” under the PSLRA.  The Company believes it is appropriate (without claiming insulation under the PSLRA) to explain the nature of forward-looking statements.  The Company does not, in its most recent filings, make reference to the safe harbor provisions under the PSLRA.

Liquidity And Capital Resources, 21

4. Directly address whether management believes current resources are adequate to fund operations during the next 12 months, as well as the long-term.  If current funds are insufficient, as your references to reliance on outside entities to finance operations suggests, describe with specificity anticipated sources of funds as well as whether any of those sources are committed.  Account for your current level of indebtedness and anticipated acquisition activity within this conversation.

Response:

As indicated in the management discussion, the Company acknowledged that its funding and debt structure were in need of improvement but, at the time of disclosure in each periodic report, the Company has had good relationships with its lenders allowing for a source of liquidity when and if required. In subsequent filings, the Company has disclosed its lending relationships as they address potential liquidity issues. At the present time, the Company believes that its relationships with its lenders are good and therefore its access to resources are adequate to fund operations over the next 12 months.

5. Fully discuss the obligations of the company and the material terms thereto.  Obligations which should be disclosed include notes payable, borrowings under the “Factor” financing arrangement and obligations incurred through acquisitions (payables as well as contingent consideration).  Make sure that the “Contractual Obligations” table accounts for all relevant items on the balance sheet.

Response:

The Company disclosed its obligations with the factoring company.  These include discussion of the type of financing (an assignment of accounts receivable for funds advanced under a promissory note and repayment of the note through payments due from the customers owing under those accounts).  In subsequent filings, the Company has disclosed all contractual obligations and includes a table for readability.

Certain Relationships And Related Transactions, page 28
Related Party Transactions, page 28
6. Account for all related party transactions as required by Regulation S-K Item 404(d).  Disclosure on page F-11 of the financials indicates that as of December 31, 2010 you had a note payable to a shareholder in the amount of $1,455,829.

Response:

As explained in the response to Comment 1 above, the Company had no prior affiliation with StoneGate Holdings, Inc. but did issue shares to StoneGate which resulted in its affiliate status thereby rendering the note a “note to a shareholder.”  The transaction was not entered into with an affiliate but, instead, resulted in StoneGate’s affiliate status following the transaction.  The Company has attempted to explain this distinction in the notes.

Exhibits, page 29

7. File or incorporate by reference all materials required by Regulation S-K Item 601.  Necessary items include, but are not limited to, your articles of incorporation and bylaws, all material contracts including material acquisition agreements and financing arrangements and a list of your subsidiaries.

Response:

The Company has filed each of the requisite documents in connection with another filing.  These include the amended articles of incorporation and bylaws and other corporate organization documents; acquisition documents and financing documents included in the S-1 filing filed September 28, 2011.

Consolidated Financial Statements
8. We note your responses to comments one, two and three from our letter dated November 23, 2011.  In view of the significant revenue earned during the three months ended June 30, 2010 which include the results of operations for the transaction that took place on May 20, 2010, we are not persuaded by your argument that your acquisitions are not businesses. Tell us in detail how you were able to achieve the revenues recognized in the three months ended June 30, 2010.  Further, please tell us in detail whether VSG, RMI, and ISS had any operations prior to the acquisitions described in Note 3 on page F-8.

Response:

The entities acquired had no prior business operations but served solely as acquisition vehicles for the assets held by third-party sellers.  None of VSG, RMI or ISS was an operating business prior to its acquisition by the Company; instead, each was created for the purpose of accomplishing the acquisitions of assets which became income-producing.  The Company has attempted to disclose this distinction.  As indicated in subsequent filings, the assets included customer lists and relationships which did result in operating income.

9. We note your responses to comments one and two from our letter dated November 23, 2011.  You have stated that StoneGate Holdings, Inc. acted as your agent for the purchase of VSG, RMI, and ISS because your effective transaction was to purchase accounts receivable from Bank of America.  Tell us in detail about your relationship with StoneGate Holdings, Inc., the owners of StoneGate Holdings, Inc., the nature of the business conducted by StoneGate Holdings, Inc., and whether StoneGate Holdings was formed just to execute this transaction. Tell us in detail, step by step, how StoneGate Holdings obtained the necessary cash to complete the transaction by agreeing to distribute your common shares.  Tell us about the disclosure in your filings regarding the distribution of your shares by StoneGate Holdings, Inc. to obtain cash and the qualifications possessed by StoneGate Holdings, Inc. to handle such transaction.  Furthermore, we note that your acquisition occurred on May 20, 2010.  Please explain in detail what you meant by your statement in the second paragraph of your proposed revised disclosure that at the time of the acquisition, the Company was unable to complete the acquisition.  Please tell us when you completed each acquisition

Response:

The Company has had difficulty characterizing the relationship with StoneGate but, this relationship was that of a “flipper” or profiteer acquiring a business and “flipping” that business for a more favorable outcome.  StoneGate’s role as agent is not accurate in the sense that it was not hired by the Company to “bird-dog” acquisitions but rather, by entering into discussions with the Company, it was agreed that the highest value for all parties would be for the Company to acquire the assets of VSG, RMI and ISS rather than for StoneGate to begin operations as a private company and StoneGate therefore flipped these assets prior to commencing operations. It is not clear if StoneGate could have completed the acquisitions but it was intended that StoneGate’s inability to close and operate may have contributed to the decision to “flip” the assets.  The entity to which the reference about “inability” was made should have been StoneGate.

10. We note your responses to comments five, seven and eight from our letter dated November 23, 2011.  We note that you did not include any value for the contingent consideration in your determination of the purchase price.  Tell us and disclose in detail how you determined that the contingent consideration did not have any value.  Please tell us what the agreed 3.0M annual EDIT run rate represents.  Please note that this comment applies equally to your Form 10-Q for the period ended September 30, 2011.

Response:

The consideration stated was as negotiated between the Company and StoneGate.  As with most complex transactions, it is the adjustments of and negotiation for individual components of consideration which comprise the overall value of consideration for a transaction.  Most of the components are negotiated to arrive at a total compensation package.  Some of the pieces may be valuable to one party but have little or no value to another party.  The Company’s independent auditors determined, after reviewing the transactions closed prior in time, that the contingent consideration did not have a value for purposes of valuing the transactions.

11. We note your responses to comments four, five, six, and nine from our letter dated November 23, 2011.  We note your statement that you used $1 per share as the agreed upon value of your stock for purposes of determining the purchase price for several acquisitions including the Quadrant 4 Solutions acquisition.  It is unclear to us why you did not use the trading value of your stock at the acquisition date for each of the acquisitions in 2010 and 2011. Since your stock has been trading in OTC market from March 2010, we believe that the trading value of your stock was the best value to utilize since it is a readily determinable value.  Addressing the relevant accounting literature, please revise or advise us as to why your valuation is appropriate. Further please provide us with an analysis of how you determined the value of the intangible assets acquired.   Please note that this comment applies equally to your Form 10-Q for the period ended September 30, 2011.

Response:

As discussed in the response to Comment 10 above, the various components of consideration are negotiated in connection with the total value of a given deal as viewed by each party to an arm’s length transaction.  The fact that the price of the stock never sustained itself at the value attributed by the two parties represents hindsight but, at the time of the transaction, the number of shares offered was based on a projected value of what the buyer and the seller believed the stock of the Company ought to have been worth.  We believe that cash-flow analysis can be used to support the value chosen notwithstanding the market price of the stock.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011
12. Financial Note 5 to your Form 10-Q for the period ended June 30, 2011 indicates that you amended the “Factor” financing agreement during the second quarter of fiscal 2011.  Please explain why you did not file an Item 1.01 Form 8-K.
Form 10-Q for the Fiscal Quarter Ended September 30, 2011
General

Response:

The amended terms were a change in the total amount and a change in rate but these were not a radical restructuring but rather evolutionary in nature based on the experience of borrower and lender and therefore not a material change in the financing relationship.

13. Please explain the following inconsistencies with information provided in the financial notes as compared to relevant acquisition agreements filed with your Form S-1 on September 28, 2011.
Exhibit 10.1 Share Exchange Agreement with Stonegate Holdings, Inc.
 Note 3 includes as consideration a note payable of $3,800,000 while the agreement does not reflect that note payable.

Response:

The materials supplied were not correct and the revised final documents are consistent with the Note 3.

Exhibit 10.2 Asset Purchase Agreement Between ISS Acquisition Corporation and Integrated Software Solutions, Inc.
 Note 3 includes as consideration $500,000 due on June 30, 2012, plus interest and 2 million shares of the Company’s common stock while the agreement does not reflect this consideration.
 Note 3 places effectiveness of the agreement as of July 1, 2010 while the agreement is dated November 1, 2010.
Stock Purchase Agreement to Acquire 100% of the Common Stock of MGL Solutions, Inc. – Supplied with your response dated December 9, 2011
 Note 3 does not disclose compensation to Laurus Funds while the agreement does.
 Note 3 lists a contingent earn-out opportunity of $10,000,000 whereas the agreement indicates an opportunity of $5,000,000.

Response:

The materials supplied were not correct and the revised final documents are consistent with the Note 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 14 Results of Operations, page 14

14. You state that [i]n 2010, the Company changed its business model significantly and, as a result, comparisons to previous periods are not relevant.”  We note, however, that the 2010 acquisitions were completed as of July 1, 2010.  Therefore, it appears that period to period comparisons for the three months ended September 30, 2011 and 2010 are relevant.  Disclose and discuss organic shifts/trends in financial line items as well as the effect acquisitions have had.  Using this Form 10-Q and the three month periods ending September 30, 2011 and 2010 as an example, you should compare and contrast the performance of the business operations acquired in 2010 as well as discuss the effect that the March 1, 2011 acquisition had on your financials.

Response:

While the Company was in the business during the third quarter of 2010, this period represents a period where the Company was adopting to and evolving to integrate new businesses which should be considered as a period of transaction.  The nature of transition, like the nature of new business development, may not be relevant to the performance of a stabilized business from period to period.  The Company, in consultation with its independent auditor, believes that the comparisons might be misleading and declined to include the comparisons for this initial period.

(Additional question not from a published comment letter) The Company seeks to properly identify and “carve out” the financial information from its past acquisition of Teledata Technology Solutions, Inc. (“TTS”).  The Company presented this data under an opinion solely as to compilation by the Company’s independent certifying accountants and the Commission has inquired as to the appropriateness of such carve out.

Response:

While the Company’s other information was audited for the period ended December 31, 2012, the Company maintains that the nature of its method of acquisition was the sole basis for the Company’s independent certifying accountants not being able to audit the financial information relating to TTS and therefore a carve out was necessary so that the audited information, exclusive of the carved out information relating to TTS, could be presented under a full, unconditional opinion otherwise.  TTS was acquired through a forced sale under Article 9 of the UCC where the creditor sold to satisfy (all or part of) the debt of its debtor.  The seller was the lender who was selling “as is” and “where is” based on a routine foreclosure and, as would be expected, accepted no responsibility for the financial information or the validity of information acquired in connection with the sale.  The debtor was not expected to cooperate nor did it provide assistance for the verification of assets, income and liabilities in connection with the acquired assets.  As the assets could not be verified, their value would remain suspect but, to avoid casting doubt on any other assets or income of the Company, carving out this information allowed the balance of the financial information of the Company to be presented under a full, unconditional opinion.  As these assets (primarily accounts receivable) have subsequently been integrated into the Company, being paid off and replaced under continuing relationships, the period in question represents the limit of the need for carve out.

Respectfully Submitted,

/s/ Dhru Desai

Dhru Desai
Chief Financial Officer